

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

November 27, 2006

Robert P. Dowski
Chief Financial Officer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

>   **RE: Form 10-K for the Fiscal Year Ended December 31, 2005
>   File No. 1-11376**

Dear Mr. Dowski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to Nudrat Salik, Staff Accountant, at (202) 551-3692.
.

Sincerely,

Rufus Decker
Accounting Branch Chief